UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 2023

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

On May 9, 2023, the Board of Directors (the “Board”) of Maxeon Solar Technologies, Ltd (the “Company”) appointed Shen Haoping to serve as a member of the Board and as a member of the Company’s Coordination Committee. Mr. Shen is a designee of Zhonghuan Singapore Investment and Development Pte. Ltd (“TZE”), pursuant to the Shareholders Agreement dated August 26, 2020 between the Company, TZE and TotalEnergies Solar INTL SAS and TotalEnergies Gaz Electricité Holdings France SAS, and is replacing Zhang Changxu, whose resignation from the Board was effective immediately upon Mr. Shen’s appointment. Simultaneously with Ms. Zhang’s resignation and Mr. Shen’s appointment, Mr. Sean Wang has been appointed as a member of the Company’s Compensation Committee and removed as a member of the Company’s Coordination Committee.

Mr. Shen serves as a director designated by TZE on Maxeon’s Board of Directors and member of its Coordination Committee. He is the Vice Chairman and CEO of TCL Zhonghuan Renewable Energy Technology Co. Ltd., a public company listed at Shenzhen Stock Exchange. Currently Mr. Shen is also a board member and Senior Vice President of TCL Technology Group Corporation. He was awarded the 2015 National Model Worker by the Chinese government and earned the best CEO award by Forbes China in 2022. Mr. Shen has many years of experience in the design and manufacturing of semiconductor and photovoltaic mono silicon materials. He has presided over several national and provincial R&D projects and led TZE to win the industry and government honors such as municipal science and technology progress award, China patent excellence award, national innovation-oriented enterprise and Forbes China potential enterprise. Under Mr. Shen’s leadership, TZE has built a world leading photovoltaic silicon ingot and wafer R&D, manufacturing and sales organization. Previously he also served as General Manager and other leadership positions of Tianjin HuanOu Semiconductor Materials Technology Co., Ltd. Mr. Shen received his Bachelor’s Degree in semiconductor physics from Lanzhou University.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

May 11, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer